UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended October 31, 2005

Commission File Number 0-1370

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Longview Fibre Company Salaried 401(k) Savings Plan

c/o Longview Fibre Company

P. O. Box 639

Longview, Washington 98632

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Longview Fibre Company

P. O. Box 639

Longview, Washington 98632

Table of Contents

FINANCIAL INFORMATION

Report of Independent Registered Public Accounting Firm	2

Audited Financial Statements

Statements of Net Assets Available for Benefits	3

Statement of Changes in Net Assets Available for Benefits	4

Notes to Financial Statements	5-11

Supplemental Information

Schedule of Assets Held at End of Year	13

Signature	14

EXHIBITS

Exhibit 23 – Independent Registered Public Accounting Firm Consent

Longview Fibre Company

Salaried 401(k) Savings Plan

Report and Financial Statements

October 31, 2005 and 2004

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Participants and Plan Administrator

Longview Fibre Company Salaried 401(k) Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Longview Fibre Company Salaried 401(k) Savings Plan (the Plan) as of October 31, 2005 and 2004, and the related statement of changes in net assets available for benefits for the year ended October 31, 2005. These financial statements are the responsibility of the Plan Administrator. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Longview Fibre Company Salaried 401(k) Savings Plan as of October 31, 2005 and 2004, and the changes in net assets available for benefits for the year ended October 31, 2005 in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets Held at End of Year is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Grant Thornton LLP

Portland, Oregon

March 28, 2006

Page 2.

Longview Fibre Company

Salaried 401(k) Savings Plan

Statements of Net Assets Available for Benefits

As of October 31, 2005 and 2004

	2005	2004
Assets:
Investments, at fair value:
Mutual Funds	$63,783,579	$57,503,335
Common and Collective Trust	29,882,129	29,939,564
Longview Fibre Company Stock Fund	9,977,598	10,396,302
Participant Loans	2,026,363	1,939,937

	105,669,669	99,779,138

Receivables:
Participants’ contributions	135,281	132,566
Employer contributions	63,296	63,202

	198,577	195,768

Net assets available for benefits	$105,868,246	$99,974,906

The accompanying notes are an integral part of these statements.

Page 3.

Longview Fibre Company

Salaried 401(k) Savings Plan

Statement of Changes in Net Assets Available for Benefits

For the Year Ended October 31, 2005

Additions:
Additions to net assets attributed to:
Investment income:
Net appreciation in fair value of investments	$5,745,501
Other investment income:
Participant loan interest	100,171
Dividends and interest	2,963,857
Contributions:
Participant	4,285,623
Rollovers	70,994
Employer	2,117,260
Transfers from other Company sponsored plans	638,940

Total additions	15,922,346

Deductions:
Deductions from net assets attributed to:
Benefits paid to participants	10,019,064
Administrative expenses	9,942

Total deductions	10,029,006

Net increase in assets	5,893,340
Net assets available for benefits:
Beginning of year	99,974,906

End of year	$105,868,246

The accompanying notes are an integral part of these statements.

Page 4.

Longview Fibre Company

Salaried 401(k) Savings Plan

Notes to Financial Statements

1.	Plan Description

The following description of the Longview Fibre Company Salaried 401(k) Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering all salaried and non-union hourly employees of Longview Fibre Company (the “Company”) who have completed one year of service (except for Waltham Plant non-union hourly employees). For purposes of eligibility, one year of service is each consecutive twelve-month period ending on the day preceding the anniversary of an employee’s date of hire during which the employee has rendered at least 870 hours of service. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Investment of Plan Assets

Upon enrollment in the Plan, a participant may direct contributions in whole percentage increments into the following funds:

•	American Century Income and Growth Fund seeks long-term growth of capital by investing in larger-sized companies with stocks that have a higher expected dividend yield and higher overall return potential than the Standard & Poor’s Stock Index.

•	American Century Value Fund seeks long-term capital growth by investing primarily in common stocks that are considered to be undervalued and have better than average prospects for appreciation. Income is a secondary objective.

•	American Funds EuroPacific Growth Fund seeks long-term growth of capital by investing in equity securities of companies in Europe and the Pacific Basin.

•	American Funds Growth Fund of America seeks capital growth by investing primarily in large growth securities at reasonable pricing representing solid long-term investment opportunities.

•	Columbia Real Estate Equity Fund seeks a high level of dividend income and long-term growth of capital by investing in equity securities of companies in the real estate industry.

•	Franklin Small-Mid Cap Growth Fund seeks long-term capital growth by investing primarily in stocks of U.S. small cap companies with a market capitalization of less than $1 billion U.S.

•	Harbor Capital Appreciation Fund seeks long-term growth of capital by investing in common stocks, convertible securities, and other equity securities of companies that typically have market capitalizations of at least $1 billion.

Page 5.

Longview Fibre Company

Salaried 401(k) Savings Plan

Notes to Financial Statements

•	Janus Small Cap Value Fund seeks long-term growth of capital by investing in the stocks of small companies whose stock is considered undervalued in the marketplace relative to their assets, earnings, cash flow, or business franchise.

•	MSIFT Mid Cap Growth Fund seeks above-average long-term return (primarily through capital appreciation) through investments in the common stock of small and mid-size companies that have the potential for superior long-term earnings growth.

•	PIMCO Total Return Fund seeks maximum total return, consistent with preservation of capital, by investing in U.S. government and corporate debt securities, mortgage and other asset based securities, currency denominated securities and money market instruments.

•	T. Rowe Price Science & Technology Fund seeks to invest at least 65% of its total assets in the common stocks of companies that seek to develop or utilize scientific and technological advances.

•	T. Rowe Price Small-Cap Stock Fund seeks long-term growth of capital by investing primarily in stocks of small companies that appear undervalued.

•	Templeton Developing Markets Trust Fund seeks long-term capital appreciation by investing primarily in equity securities of companies in countries with emerging markets.

•	Vanguard 500 Index Fund seeks to provide long-term growth of capital and income from dividends by holding all of the 500 stocks that make up the unmanaged Standard & Poor’s 500 Index.

•	Vanguard Balanced Index Fund seeks to provide income and long-term growth of capital and income by dividing its assets between indexed portfolios of stocks (60%) and bonds (40%).

•	Vanguard Extended Market Index Fund seeks to provide long-term growth of capital by attempting to match the performance of the Wilshire 4500 Completion Index, an unmanaged index made up mostly of mid- and small-capitalization companies.

•	Vanguard Global Equity Fund seeks long-term capital appreciation by investing in a broad universe of growth and value stocks from around the world.

•	Vanguard International Growth Fund seeks to provide long-term growth of capital by investing in stocks of high-quality, seasoned companies based outside the United States. Stocks are selected from more than 15 countries.

•	Vanguard LifeStrategy Funds (Vanguard Life Strategy Income Fund, Vanguard Life Strategy Conservative Growth Fund, Vanguard Life Strategy Moderate Growth Fund, Vanguard Life Strategy Growth Fund) consists of four separate funds that include a portfolio of stocks, bonds and cash investments based on different asset ranges for each asset class.

Page 6.

Longview Fibre Company

Salaried 401(k) Savings Plan

Notes to Financial Statements

•	Vanguard Mid-Cap Index Fund seeks long-term growth of capital by holding all of the stocks in the unmanaged MSCI US Mid-Cap 450 Index in approximately the same proportions as those stocks represented in the index.

•	Vanguard Retirement Savings Trust Fund seeks to provide a high level of income and a stable unit value of $1 in most cases.

•	Vanguard Small-Cap Growth Index Fund seeks long-term growth of capital by holding all of the stocks in the unmanaged MSCI US Small Cap Growth Index in approximately the same proportions as those stocks represented in the index.

•	Vanguard Small-Cap Index Fund seeks to provide long-term growth of capital by investing in a sample of stocks in the MSCI US Small Cap 1750 Index, an unmanaged index of smaller companies.

•	Vanguard Small-Cap Value Index Fund seeks long-term growth of capital by holding all of the stocks in the unmanaged MSCI US Small Cap Value Index in approximately the same proportions as those stocks represented in the index.

•	Vanguard Total Bond Market Index Fund seeks to provide a high level of interest income by attempting to match the performance of the unmanaged Lehman Brothers Aggregate Bond Index, which is a widely recognized measure of the entire taxable U.S. bond market.

•	Vanguard Total International Stock Index Fund seeks to provide long-term growth of capital by investing in three other Vanguard mutual funds: the European Stock Index Fund, Pacific Stock Index Fund, and Emerging Markets Stock Index Fund. This gives the total International Stock Index Fund exposure to stocks from more than 30 countries.

•	Vanguard Total Stock Market Index Fund seeks to provide long-term growth of capital and income by attempting to match the investment results of the Wilshire 5000 Composite Index, an unmanaged index that covers all regularly traded U.S. stocks.

•	Vanguard Windsor II Fund seeks to provide long-term growth of capital and income from dividends by investing in a diversified group of out-of-favor stocks of large-capitalization companies. The stocks generally sell at prices below the overall market average compared to their dividend income and future return potential.

•	Longview Fibre Company Stock Fund consists of Longview Fibre Company common stock and seeks to provide the potential for long-term growth through increases in the value of the stock and reinvestment of its dividends.

Page 7.

Longview Fibre Company

Salaried 401(k) Savings Plan

Notes to Financial Statements

Contributions

Each year, participants may contribute up to 19 percent of their annual compensation as contributions, as defined by the Plan. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers 30 mutual funds, 1 common and collective trust and 1 Company stock fund as investment options for participants. The Company contributes 75 percent of the first 6 percent of base compensation that a participant contributes to the Plan. The matching Company contribution is invested in various investment options, as directed by the participants. Contributions are subject to limitations established in the Internal Revenue Code (IRC) Section 415 (c). Additionally, the Tax Reform Act of 1986 limits annual amounts deferred by participants under all deferral arrangements to $14,000 for taxable year 2005.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s matching contributions and (b) any applicable fund earnings or losses. Allocations are based on participant earnings on account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are fully vested in their pre-tax and after-tax contributions, including earnings thereon.

The Company’s matching contributions, made before November 1, 2002, become vested as follows:

Years of Service
Fewer than 5	0%
5 or more	100%

The Company’s matching contributions, made after October 31, 2002, will become vested as follows (see Note 7):

Years of Service
Fewer than 3	0%
3 or more	100%

In addition, the Plan provides for full vesting of the Company’s contributions, including earnings thereon, upon retirement, death or permanent and total disability. Normal retirement age is 65.

If a participant who is not fully vested terminates employment and returns to service after a break of five years or more, the value of the Company’s contributions credited to the participant’s account prior to termination of employment is permanently forfeited. If a participant terminates employment but returns to service after a break in service of less than five years, the current value of the Company’s contributions credited to the participant’s account prior to termination of service is credited to the participant’s account upon the participant’s return to service.

Page 8.

Longview Fibre Company

Salaried 401(k) Savings Plan

Notes to Financial Statements

Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to $50,000 or 50 percent of their vested account balance, whichever is less. The loans are secured by the balance in the participant’s account and bear interest at rates that range from 4.00 percent to 9.97 percent, which are commensurate with the prime rate as announced the last business day of each calendar quarter. Principal and interest is paid ratably through at least monthly payroll deductions.

Payment of Benefits

If a participant’s account balance exceeds $1,000 upon termination due to retirement, death or disability, a participant may elect to receive either a lump-sum amount equal to the value of the participant’s vested interest in his or her account, a partial payment (up to four per year), or quarterly installments over a period not to exceed the life expectancy of the participant and his beneficiary. If upon termination, a participant’s account balance does not exceed $1,000, it will be distributed in the form of a single lump-sum distribution. A lump-sum withdrawal may also be made upon attainment of age 59-1/2 or in the event of hardship. Withdrawal requests for financial hardship must be approved by the administrative committee and are limited to the amount of a participant’s fully vested account balance.

Forfeited Accounts

As of October 31, 2005 and 2004, the Plan had amounts totaling $156,868 and $135,432, respectively, representing forfeited, nonvested amounts resulting from employee terminations. These amounts were allocated back into the Plan subsequent to employee termination, and will be used to restore accounts of rehired former participants, pay Plan fees and expenses, and to reduce future matching contributions.

Fees and Expenses

The Plan provides that the Company will pay administrative costs and expenses of the Plan, including trustee and management fees. Such costs not paid by the Company are paid from the Plan’s assets. Fees for participant loans are paid by the respective participants.

2.	Summary of Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Quoted market prices are used to value investments. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year-end. Participant loans are valued at their outstanding principal balances, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

Payment of Benefits

Benefits are recorded when paid.

Page 9.

Longview Fibre Company

Salaried 401(k) Savings Plan

Notes to Financial Statements

3.	Investments

The following presents investments that represent 5 percent or more of the Plan’s net assets:

	October 31,
	2005	2004
Vanguard 500 Index Fund	$18,239,147	$17,582,094
Vanguard Balanced Index Fund	15,048,703	14,309,621
Longview Fibre Company Stock Fund	9,977,598	10,396,302
Vanguard Retirement Savings Trust Fund	29,882,129	29,939,564

During the fiscal year ended October 31, 2005, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

2005
Mutual Funds	$3,458,978
Longview Fibre Company Stock Fund	2,286,523

$5,745,501

4.	Related Party Transactions

Certain Plan investments are shares of mutual funds managed by Vanguard Fiduciary Trust Company (the “Trustee”). Vanguard Fiduciary Trust Company is the trustee as defined by the Plan, and therefore, these transactions qualify as party-in-interest transactions. Fees paid to the Trustee by the Plan amounted to $9,942 for the year ended October 31, 2005.

5.	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100 percent vested in their employer contributions.

Page 10.

Longview Fibre Company

Salaried 401(k) Savings Plan

Notes to Financial Statements

6.	Tax Status

The Internal Revenue Service has determined and informed the Company by letter dated August 14, 2002 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

7.	Plan Amendments

Effective November 1, 2000, the Company amended and restated the Plan to comply with changes in the laws contained in the Uruguay Round Agreements Act of 1994, the Uniformed Services Employment and Reemployment Rights Act of 1994, the Small Business Job Protection Act of 1996, the Taxpayer Relief Act of 1997 and the Internal Revenue Service Restructuring and Reform Act of 1998, collectively referred to as “GUST”. The restated Plan also provides for full vesting of the Company’s matching contributions made after October 31, 2002 upon the completion of three or more years of service.

Effective November 1, 2000, Amendment No. 1 revises the eligibility date from the month following an initial 12-month eligibility period to the first day of the payroll period following the initial 12-month eligibility period.

Effective for years beginning after December 31, 2001, Amendment No. 2 complies with the Economic Growth and Tax Relief Reconciliation Act of 2001 (“EGTRRA”).

Effective January 1, 2003, Amendment No. 3 complies with required minimum distributions in accordance with Treasury regulations.

Effective February 1, 2005, Amendment No. 4 revises loan availability to a Participant if said Participant had a defaulted loan that had been treated as a deemed distribution.

Effective March 28, 2005, Amendment No. 5 revises the amount of required minimum distributions.

Page 11.

Longview Fibre Company

Salaried 401(k) Savings Plan

SUPPLEMENTARY INFORMATION

Page 12.

Longview Fibre Company

Salaried 401(k) Savings Plan

Form 5500 Schedule H, Line 4i

Schedule of Assets Held at End of Year

As of October 31, 2005

Identity of Issue	Investment Type	Cost**	Current Value
American Century Income and Growth Fund	Mutual Fund		$378,820
American Century Value Fund	Mutual Fund		302,237
American Funds EuroPacific Growth Fund	Mutual Fund		965,486
American Funds Growth Fund of America	Mutual Fund		640,796
Columbia Real Estate Equity Fund	Mutual Fund		1,007,881
Franklin Small-Mid Cap Growth Fund	Mutual Fund		173,890
Harbor Capital Appreciation Fund	Mutual Fund		1,222,299
Janus Small Cap Value Fund	Mutual Fund		1,273,815
MSIFT Mid Cap Growth Fund	Mutual Fund		176,681
PIMCO Total Return Fund	Mutual Fund		825,256
T. Rowe Price Science & Technology Fund	Mutual Fund		348,415
T. Rowe Price Small-Cap Stock Fund	Mutual Fund		535,513
Templeton Developing Markets Trust Fund	Mutual Fund		499,435
*Vanguard 500 Index Fund	Mutual Fund		18,239,147
*Vanguard Balanced Index Fund	Mutual Fund		15,048,703
*Vanguard Extended Market Index Fund	Mutual Fund		1,695,904
*Vanguard Global Equity Fund	Mutual Fund		795,551
*Vanguard International Growth Fund	Mutual Fund		402,283
*Vanguard LifeStrategy Conservative Growth Fund	Mutual Fund		2,005,753
*Vanguard LifeStrategy Growth Fund	Mutual Fund		5,127,850
*Vanguard LifeStrategy Income Fund	Mutual Fund		1,145,146
*Vanguard LifeStrategy Moderate Growth Fund	Mutual Fund		3,265,544
*Vanguard Mid-Cap Index Fund	Mutual Fund		529,961
*Vanguard Retirement Savings Trust Fund	Common and Collective Trust		29,882,129
*Vanguard Small-Cap Growth Index Fund	Mutual Fund		552,045
*Vanguard Small-Cap Index Fund	Mutual Fund		366,503
*Vanguard Small-Cap Value Index Fund	Mutual Fund		1,115,842
*Vanguard Total Bond Market Index Fund	Mutual Fund		2,170,263
*Vanguard Total International Stock Index Fund	Mutual Fund		208,864
*Vanguard Total Stock Market Index Fund	Mutual Fund		776,800
*Vanguard Windsor II Fund	Mutual Fund		1,986,896
*Longview Fibre Company Stock Fund	Company Stock Fund		9,977,598
*Loan Fund	4.00% - 9.97%		2,026,363

Total assets held for investment purposes			$105,669,669

*	Party in Interest

**	Cost information has been omitted under ERISA regulations as these investments are participant directed

Page 13.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the committee has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

LONGVIEW FIBRE COMPANY SALARIED 401(k) SAVINGS PLAN COMMITTEE

Date: 4/25/06	By:	/s/ L. J. McLaughlin
L. J. McLaughlin Senior Vice President-Finance

Page 14.